Exhibit 99.2

Navios South American Logistics Inc. Announces Proposed Private Offering of $350 Million Senior Notes Due 2022

MONTEVIDEO, URUGUAY — (Marketwired) — 04/08/14 — Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced today that the Company and Navios Logistics Finance (US) Inc., its wholly owned finance subsidiary, intend to offer through a private placement, subject to market and other conditions, approximately $350 million of senior notes due 2022 (the “Notes”). The Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The net proceeds of this offering will be used (i) to fund its current tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, and (iii) for general corporate purposes.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Forward-Looking Statements — Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Logistics’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com

Source: Navios South American Logistics